SECOND QUARTER REPORT JUNE 30, 2003

FINANCIAL HIGHLIGHTS*

unaudited	Three months ended June 30		Six months ended June 30

(US Millions, except per share amounts)	2003	2002	2003	2002

				Excluding lease	Including lease
				termination	termination
				income and gains	income and gains
Funds from operations	$90	$82	$176	$159	$194
Funds from operations per share — diluted	$0.53	$0.47	$1.04	$0.92	$1.13
Net income	$53	$51	$103	$95	$123
Net income per share — diluted	$0.30	$0.28	$0.59	$0.53	$0.70

*	Excludes results of Brookfield Homes Corporation.

FELLOW SHAREHOLDERS

The strength of our performance during the first six months of 2003 reflects our long-term lease stream and our high-quality tenant base. When combined with our strong balance sheet, significant financial flexibility and minimal lease maturities in the near-term, this lease profile will continue to translate into stable growth in cashflows and net asset values.

FINANCIAL RESULTS ON TRACK

Funds from continuing operations for the three months ended June 30, 2003 increased to $90 million or $0.53 per share, compared with $82 million or $0.47 per share for the same period in 2002. Funds from continuing operations excluding lease termination income and gains for the six months ended June 30, 2003 increased to $176 million or $1.04 per share, compared with $159 million or $0.92 per share for the same period in 2002.

     Net income from continuing operations excluding lease termination income and gains for the six months ended June 30, 2003 increased to $103 million or $0.59 per share, compared with $95 million or $0.53 per share for the same period in 2002. Total net income for the six months ended June 30, 2002 including discontinued operations and lease termination income and gains was $140 million or $0.80 per share. The distribution of Brookfield Homes Corporation is reflected in the comparative numbers for the same period in 2002 and 2001 as a discontinued operation.

DIVIDEND INCREASE

The Board of Directors declared a 50% increase in the quarterly common share dividend from $0.10 to $0.15 per share, payable September 30, 2003 to shareholders of record at the close of business on September 1, 2003.

MAJOR INITIATIVES IN THE SECOND QUARTER

We undertook a number of initiatives to further our growth objectives, build liquidity, enhance our return on capital, and position the company to take advantage of opportunities that may arise in the future:

>	Nearing completion of construction on the 300 Madison Avenue development at 42nd Street in midtown Manhattan with an anticipated delivery date in the fall of 2003. The curtain wall is erected and lobby construction is almost complete, as is testing and commissioning of the mechanical, electrical and plumbing systems.

>	Completed a $110 million preferred share issue. Brookfield issued 4.4 million Class AAA Preference Shares, Series G at a price of $25.00 per share yielding 5.25% per annum. The Series G Preference Shares commenced trading on the Toronto Stock Exchange on June 12, 2003 under the symbol BPO.PR.U.

>	Acquired 2.5 million common shares of the company at an average price of $21.19 per share during the second quarter. This brings the total number of shares repurchased year-to-date to 4.4 million at an average price of $19.98. The Board of Directors also approved the application to renew the company’s normal course issuer bid, which expires in September 2003.

>	Withdrew the company’s proposal to merge with BPO Properties. Brookfield’s intention was to provide additional liquidity to shareholders of a company that became 90% owned by Brookfield following the purchase of shares held by the company’s largest institutional shareholder. While the transaction was of limited significance to Brookfield from a financial perspective, it left an incorrect perception of our intentions. The offer to merge was therefore withdrawn.

>	Announced several senior management changes including the promotion of Dennis Friedrich to President of U.S. Commercial Operations and the hiring of David Sternberg as Senior Vice President responsible for running the Midwest and Mountain regions in the U.S. In Canada, Steve Douglas has been promoted to President of Canadian Commercial Operations and will also remain as Chief Financial Officer. Tom Farley has been promoted to Executive Vice President and Chief Operating Officer responsible for Canadian Commercial Operations. In addition, at the company’s headquarters in New York, Frederick Kelly has been named Senior Vice President, Finance, responsible for managing the debt profile of the company and directing the company’s strategic initiatives. Craig Laurie has been appointed Senior Vice President, Finance, responsible for corporate finance, financial reporting, tax and treasury for Brookfield and its subsidiaries.

>	Hired Urban Retail Properties as the new retail leasing and marketing consultant for Gaviidae Common and Minneapolis City Center, Brookfield’s two urban malls in downtown Minneapolis, and for Chicago Place, Brookfields vertical mall on Michigan Avenue in downtown Chicago.

OPERATING HIGHLIGHTS

We are beginning to see greater leasing momentum in our high-quality office property portfolio as large corporations are beginning to address their internal space issues and making decisions on relocating or consolidating their existing space. Our strategic focus on long-term leases to high-quality office tenants has largely insulated us from the market weakness of the past two years, and we are benefiting from the move by tenants to quality.

     Net operating income from commercial property operations excluding lease termination income and gains for the three months ended June 30, 2003 increased to $152 million, compared with $147 million in 2002. Net operating income from commercial property operations excluding lease termination and gains for the six months ended June 30, 2003 increased to $302 million compared with $290 million for the same period in 2002. These increases are primarily due to contractual increases on in-place rents.

     Development and residential income contribution totalled $7 million for the three months ended June 30, 2003, consistent with the same period in 2002. These operations contributed $14 million for the six months ended June 30, 2003, an increase of $1 million over 2002. The contribution from this segment of our business for 2003 remains on track as low interest rates and the relatively strong economies in which these land operations are located continue to drive sales.

     Brookfield’s assets and liabilities as at June 30, 2003 increased from December 31, 2002 primarily due to movement in the Canadian to U.S. dollar exchange rate. While approximately 20% of the company’s assets are located in Canada, Brookfield has substantially matched its Canadian assets with its Canadian liabilities and as a result, the company’s equity base is not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

     Our occupancy levels have held steady at approximately 95% and we have leased nearly 800,000 square feet of space during the second quarter including:

>	Minneapolis: Over 370,000 square feet of renewals including ten-year leases with RBC Dain Rauscher for 250,000 square feet and with Martin Williams for 77,000 square feet, both in Dain Rauscher Plaza, and a 24,000 square foot 13-year lease with Bassford Remele at 33 South Sixth Street.

>	Denver: Over 140,000 square feet, including a renewal with Gary-Williams Energy for 38,000 square feet at Republic Plaza.

>	Toronto: Over 120,000 square feet, including 41,000 square feet with Ace INA Insurance at Exchange Tower, 24,000 square feet with Western Town College at Atrium on Bay and 17,000 square feet with A.D. Friedberg Inc. at Bay Wellington Tower.

>	New York: Over 80,000 square feet, including a 60,000 square foot 20-year lease with American Express at Three World Financial Center and a 17,000 square foot renewal with Skandinaviska Enskilda Banke Corporation at 245 Park Avenue.

>	Calgary: Over 60,000 square feet, including 13,000 square feet with AON Consulting Inc. at Gulf Canada Square.

>	Boston: A new lease of 21,000 square feet with Parthenon Capital at 75 State Street.

This brings Brookfield’s year-to-date leasing to a total of 1.5 million square feet.

OUTLOOK

As we look to the balance of the year and beyond, we remain optimistic that the rebounding economy will continue to contribute to an increase in leasing activity consistent with what we have witnessed during the first half of the year. We remain confident in our ability to deliver a 15% increase in funds from operations per share as we execute our strategy of owning, developing and managing premier office properties in select, supply-constrained, high-growth office markets. Through disciplined asset and capital management, we will continue to increase our return on capital, maintain growth in net asset value and enhance value for shareholders.

ADDITIONAL INFORMATION

A supplementary information package with more detailed financial information is posted on Brookfield’s website and should be read in conjunction with this Interim Report.

/s/ Gordon E. Arnell	/s/ Richard B. Clark

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO

July 29, 2003

Note: This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This interim report makes reference to funds from operations on a total and per share basis. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its business. Readers are encouraged to consider both net income and funds from operations in assessing Brookfield’s results.

Consolidated Financial Statements

Consolidated Balance Sheet

			Pro-Forma*
unaudited		Jun. 30	Dec. 31	Dec. 31	Dec. 31
(US Millions)	Note	2003	2002	2002	2001

Assets
Commercial properties	3	$5,849	$5,661	$5,661	$5,802
Development properties	4	1,089	944	944	575
Receivables and other		704	769	769	847
Cash and cash equivalents		95	76	76	195
Assets of Brookfield Homes Corporation	5	—	—	879	872

		$7,737	$7,450	$8,329	$8,291

Liabilities
Commercial property debt	6	$4,106	$4,038	$4,038	$4,376
Commercial development property debt		622	550	550	230
Accounts payable and other liabilities		457	429	429	460
Liabilities of Brookfield Homes Corporation	5	—	—	556	583
Shareholders’ interests
Interests of others in properties		79	84	84	113
Preferred shares — subsidiaries and corporate		678	579	579	585
Common shares	7	1,795	1,770	2,093	1,944

		$7,737	$7,450	$8,329	$8,291

*	Excludes the results of Brookfield Homes Corporation which was spun-off on January 6, 2003 (see note 5).

Consolidated Statement of Income

unaudited	Three months ended June 30			Six months ended June 30

(US Millions, except per share amounts)	2003	2002	2001	2003	2002	2001

Total revenue	$301	$322	$385	$596	$667	$751

Net operating income
Commercial property operations
Operating income from current properties	$152	$147	$139	$302	$290	$275
Operating income from properties sold	—	5	16	—	12	39
Lease termination income and gains	—	—	30	—	40	55

Total commercial property operations	152	152	185	302	342	369
Development and residential income	7	7	6	14	13	12
Interest and other	14	12	11	29	22	23

	173	171	202	345	377	404
Expenses
Interest	67	72	86	137	145	172
Administrative and development	11	12	11	22	23	23
Interests of others in properties	5	5	7	10	15	15

Income before undernoted	90	82	98	176	194	194

Depreciation and amortization	20	19	19	38	38	37
Taxes and other non-cash items	17	12	14	35	33	37

Net income from continuing operations	$53	$51	$65	$103	$123	$120

Income from discontinued operations	—	9	9	—	17	14

Net income	$53	$60	$74	$103	$140	$134

Net income per share — basic and diluted
Excluding lease termination income and gains	$0.30	$0.28	$0.25	$0.59	$0.53	$0.46
Lease termination income and gains	—	—	0.13	—	0.17	0.22
Discontinued operations	—	0.05	0.05	—	0.10	0.08

	$0.30	$0.33	$0.43	$0.59	$0.80	$0.76

Consolidated Statement of Retained Earnings

unaudited	Three months ended June 30			Six months ended June 30

(US Millions)	2003	2002	2001	2003	2002	2001

Retained earnings — beginning of period	$660	$492	$328	$630	$441	$274
Accounting policy change — stock-based compensation	—	—	—	—	(8)	—
Net income	53	60	74	103	140	134
Shareholder distributions
Preferred share dividends and convertible debenture interest	(5)	(4)	(6)	(9)	(9)	(12)
Common share dividends	(16)	(16)	(20)	(32)	(32)	(20)

Retained earnings — end of period	$692	$532	$376	$692	$532	$376

Consolidated Statement of Cashflow

unaudited	Three months ended June 30			Six months ended June 30

(US Millions)	2003	2002	2001	2003	2002	2001

Operating activities
Net income	$53	$60	$74	$103	$140	$134
Depreciation and amortization	20	19	19	38	38	37
Taxes and other non-cash items	17	19	20	35	45	47

Funds from operations and gains	90	98	113	176	223	218

Gains	—	—	(30)	—	(40)	(54)
Income from discontinued operations, before taxes	—	(16)	(15)	—	(29)	(24)
Commercial property tenant improvements	(2)	(24)	(4)	(8)	(29)	(26)
Other	46	(29)	(1)	51	(47)	29

Cashflow from operating activities	134	29	65	219	78	143

Financing activities and capital distributions
Commercial property debt arranged	25	272	53	492	310	1,004
Commercial property debt repayments	(73)	(336)	(28)	(489)	(347)	(583)
Other advances	(3)	51	75	1	23	(416)
Common shares of Brookfield and subsidiaries acquired	(54)	(1)	(63)	(87)	(11)	(71)
Common shares issued	1	—	—	2	—	1
Preferred shares issued, net	107	—	—	107	—	—
Preferred shares redeemed	(74)	—	—	(74)	—	—
Cashflow retained from (distributed to) other shareholders	(16)	4	3	(14)	11	7
Preferred share dividends and convertible debenture interest	(5)	(4)	(6)	(9)	(9)	(12)
Common share dividends	(16)	(16)	(20)	(32)	(32)	(20)

Cashflow used in financing activities and capital distributions	(108)	(30)	14	(103)	(55)	(90)

Investment activities
Dispositions of real estate, net	—	13	35	4	47	92
Development and redevelopment investments	(43)	(55)	(15)	(95)	(77)	(35)
Capital expenditures	(4)	(3)	(6)	(6)	(6)	(8)

Cashflow used in investing activities	(47)	(45)	14	(97)	(36)	49

Discontinued operations	—	(9)	(66)	—	(27)	(52)

Increase (decrease) in cash resources	(21)	(55)	27	19	(40)	50
Opening cash and cash equivalents	116	210	224	76	195	201

Closing cash and cash equivalents	$95	$155	$251	$95	$155	$251

Notes to the Consolidated Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the most recently issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the company adopted the new accounting guideline issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees. This accounting guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 46 million square feet of space, of which 11 million square feet are commercial development assets. Brookfield has a net interest in approximately 35 million square feet of operating assets and 9 million square feet of development assets.

	Leasable	Brookfield	Jun. 30	Dec. 31	Dec. 31
Region	Area	Owned Interest	2003	2002	2001

	(000's Sq. Ft.)	(000's Sq. Ft.)	(US Millions)	(US Millions)	(US Millions)
New York, New York	10,113	9,230	$3,290	$3,295	$3,255
Toronto, Ontario	6,885	4,851	883	778	737
Boston, Massachusetts	2,163	1,103	332	332	333
Denver, Colorado	3,017	2,811	376	354	357
Calgary, Alberta	7,562	3,499	441	380	520
Minneapolis, Minnesota	3,008	3,008	395	393	391
Other	1,421	1,421	132	129	209

	34,169	25,923	5,849	5,661	5,802
Office development properties	11,492	9,493	826	720	344

Total	45,661	35,416	$6,675	$6,381	$6,146

NOTE 4. DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

	Jun. 30	Dec. 31	Dec. 31
(US Millions)	2003	2002	2001

Commercial developments	$826	$720	$344
Residential development land	263	224	231

Total	$1,089	$944	$575

NOTE 5. DISCONTINUED OPERATIONS

On January 6, 2003, the company’s common shareholders received a special distribution equivalent to one-fifth of a Brookfield Homes Corporation (“Brookfield Homes”) share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, totaling $323 million and resulted in an equivalent reduction of the common equity of the company. The company’s prior years’ results reflect Brookfield Homes as a discontinued operation.

NOTE 6. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 78% of the company’s commercial property debt is due after 2006.

	Weighted Average
	Interest Rate at	Remainder					2008 &
(US Millions)	June 30, 2003	2003	2004	2005	2006	2007	Beyond	Total

Commercial property debt	6.7%	$83	$234	$274	$322	$598	$2,595	$4,106

NOTE 7. COMMON SHARES

The company’s common equity is comprised of the following:

	June 30	Dec. 31	Dec. 31
(US Millions)	2003	2002	2001

Common shares	$1,088	$1,448	$1,459
Retained earnings, contributed surplus and cumulative translation adjustment*	707	645	485

Total	$1,795	$2,093	$1,944

Common shares
Common shares outstanding	156,300,848	160,364,416	161,678,406
Unexercised options and warrants	4,187,202	3,568,791	3,404,886

Common shares outstanding — fully diluted	160,488,050	163,933,207	165,083,292

*	Includes foreign currency cumulative translation adjustment of $15 million (Dec. 31, 2002 — $(36) million, Dec. 31, 2001 — $(27) million) and contributed surplus of $nil (Dec. 31, 2002 — $51 million, Dec. 31, 2001 - $71 million).

NOTE 8. STOCK BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value market method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2003, the company granted one million stock options under the MSOP with an exercise price of $18.38, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility, and an interest rate of 5.1%.

NOTE 9. GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions and acquisitions of assets. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $3 million at the time of sale.

     The company has also agreed to indemnify its directors and certain of its officers and employees. Historically, the company has not made any significant payments under such indemnification agreements.

NOTE 10. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the six months ended June 30:

unaudited	United States			Canada			Total

(US Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Commercial property operations
Rental revenues	$352	$341	$352	$131	$135	$165	$483	$476	$517
Lease termination income and gains	—	—	25	—	40	30	—	40	55
Expenses	126	117	132	55	57	71	181	174	203

	226	224	245	76	118	124	302	342	369

Development and residential
Revenues	10	66	99	74	63	57	84	129	156
Expenses	10	66	99	60	50	45	70	116	144

	—	—	—	14	13	12	14	13	12

Other revenues	14	6	10	15	16	13	29	22	23

Net operating income	240	230	255	105	147	149	345	377	404

Interest expense	112	119	128	25	26	44	137	145	172
Administrative and development	10	10	11	12	13	12	22	23	23
Interests of others in properties	1	3	3	9	12	12	10	15	15

Income before undernoted	117	98	113	59	96	81	176	194	194
Depreciation and amortization	26	24	23	12	14	14	38	38	37

Income before unallocated costs	91	74	90	47	82	67	138	156	157
Taxes and other non-cash items							35	33	37

Net income from continuing operations							103	123	120

Income from discontinued operations							—	17	14

Net income							$103	$140	$134

Acquisitions (dispositions) of real estate, net	$(4)	$(5)	$(106)	$—	$(42)	$14	$(4)	$(47)	$(92)
Commercial property tenant improvements	1	26	14	7	3	12	8	29	26
Development and redevelopment investments	92	72	22	3	5	13	95	77	35
Capital expenditures	3	4	5	3	2	3	6	6	8

	United States			Canada			Total

unaudited	Jun. 30	Dec. 31	Dec. 31	Jun. 30	Dec. 31	Dec. 31	Jun. 30	Dec. 31	Dec. 31
(US Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Assets
Commercial properties	$4,440	$4,430	$4,392	$1,409	$1,231	$1,410	$5,849	$5,661	$5,802
Development properties	813	711	374	276	233	201	1,089	944	575
Receivables and other	286	301	428	418	468	419	704	769	847
Cash and cash equivalents	95	72	195	—	4	—	95	76	195
Assets of Brookfield Homes Corporation	—	879	872	—	—	—	—	879	872

	$5,634	$6,393	$6,261	$2,103	$1,936	$2,030	$7,737	$8,329	$8,291

Shareholder Information

Stock Exchange Listings

	Outstanding at
	June 30, 2003	Symbol	Stock Exchange

Common Shares	156,300,848	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto

Dividend Record and Payment Dates*

	Record Date	Payment Date

Common Shares**	First day of March, June, September and December	Last day of March, June, September and December
Class A Preferred Shares
Series A	First day of March and September	15th day of March and September
Series B	First day of March and September	15th day of March and September
Class AA Preferred Shares
Series E	15th day of March, June September and December	Last day of March, June, September and December
Class AAA Preferred Shares
Series F	15th day of March, June September and December	Last day of March, June, September and December
Series G	15th day of March, June September and December	Last day of March, June, September and December

*	All dividends are subject to declaration by the company’s Board of Directors.

**	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

Five Year Common Share Dividend History

(US Dollars)	1999	2000	2001		2002	2003

March 31	$—	$—	$—		$0.10	$2.10	**
June 30	0.09	0.12	0.13		0.10	0.10
September 30	—	—	0.10	*	0.10	0.15
December 31	0.12	0.13	0.10		0.10

*	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment.

**	Including $2.00 per share distribution of Brookfield Homes Corporation at book value.

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, President, Canadian Commercial Operations and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent.

Brookfield Properties Corporation	CIBC Mellon Trust Company
One Liberty Plaza	By mail: P.O. Box 7010, Adelaide Street Postal
165 Broadway, 6th Floor	Station, Toronto, Ontario, M5C 2W9
New York, New York	By courier: 199 Bay Street, Commerce Court West,
10006	Securities Level
Tel: (212) 417-7000	Toronto, Ontario, M5L 1G9
Fax: (212) 417-7196	Attention: Courier Window
Tel: Toll free: (800) 387-0825
Website:	(throughout North America)
www.brookfieldproperties.com	(416) 643-5500 Fax: (416) 643-5501
Web site: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

     Brookfield maintains a web site, www.brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

     We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.